

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

<u>Via Email</u>
Andrew Weeraratne
Chief Executive Officer
Natural Gas Fueling & Conversion Inc.
7135 Collins Avenue, No. 624
Miami Beach, FL 33141

      Re: **Natural Gas Fueling & Conversion Inc.**
              Post-Effective Amendment No. 3 to
              Registration Statement on Form S-1
              Filed September 17, 2014
              File No. 333-192590

Dear Mr. Weeraratne:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your statement on page 1 that, if you raise the proceeds in this offering, you "plan to acquire a smaller gasoline and diesel fuel station…and operate it while we raise additional money to build our Operating Units." Please revise this disclosure to clarify whether you have any current commitments to raise the additional funds required to build your Operating Units and the amount of funds that would be required to build your Operating Units. If you have no such commitments currently in place, please say so and add a risk factor, as appropriate. Similarly, on page 18, we note your statement that, if you raise 25% of the total offering proceeds, you "will have to raise more funds to buy even the first fuel station." Please revise your disclosure to clarify whether you have any current commitments to raise the additional funds required to purchase the first fuel station and the amount of funds that would be required to purchase the first fuel station. If you have no such commitments currently in place, please say so and add a risk factor, as appropriate. Please also revise the description of the use of proceeds on page 3, given that you no longer plan to use the proceeds "to build combined gasoline, LNG and CNG

fueling service stations, and for working capital purposes."

2. We note your response to comment 5 in our letter dated September 15, 2014. It appears that your response quotes Form 8-K Compliance and Disclosure Question 101.01. However, given that the triggering event occurred five business days before the filing of the Form 10-Q, it does not appear that that guidance is applicable. It therefore appears that you should file a Form 8-K regarding the reportable event.

You may contact Scott M. Anderegg, Attorney-Adviser, at (202) 551-3342, Lilyanna Peyser, Legal Branch Chief, at (202) 551-3222, or me at (202) 551-3720 with any other questions with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director